U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE 14F-1

Under the Securities Exchange Act of 1934

PROSPERITY PARTNERS, INC.

(Exact name of registrant as specified in its corporate charter)

000-32577

(Commission File Number)

Delaware

(State of Incorporation)

23-3078137

(I.R.S. Employer Identification No.)

8723 Cambie Street, Vancouver, British Columbia, CANADA V6P 3J9

(Address of principal executive offices)

604-790-6986

(Registrant’s telephone number, including area code)

PROSPERITY PARTNERS, INC.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

This Information Statement is being delivered on or about August 26, 2002 to the holders of shares of common stock, par value $0.0001 (the "Common Stock") of Prosperity Partners, Inc., a Delaware corporation (the "Company"). You are receiving this Information Statement in connection with the appointment of a new member to the Company's Board of Directors (the "Board").

On August 14, 2002, Dotcom Internet Ventures Ltd., the majority shareholder of the Company entered into a Stock Purchase Agreement (the "Agreement") with Christopher Chang., which results in a restructuring of the Company's management, Board, and ownership.

Pursuant to the terms of the Agreement, Dotcom Internet Ventures Ltd. sold four million seven hundred fifty thousand (4,750,000) shares of the Company, representing 95% of the outstanding common stock, to Christopher Chang. As consideration for the purchase of the shares, Mr. Chang. paid the sum of thirty-five thousand dollars (US$35,000) cash.

On August 26, 2002 in accordance with the Agreement, the Board received a letter of resignation from its sole Board member, William Tay, which is effective upon the appointment of a new Board. Pursuant to the Agreement, Mr. Tay appointed Christopher Chang as the sole director, president, treasurer and secretary of the Company. Mr. Chang will not take office as a director until at least 10 days after this Information Statement is mailed or delivered to all Company shareholders in compliance with Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 thereunder.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities of the Company

On August 26, 2002 there were 5,000,000 shares of common stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of August 26, 2002, certain information with respect to the Company's equity securities owned of record or beneficially by (i) each officer and director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all directors and executive officers as a group.

Title of Class	Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percent of Class (2)
Common Stock	Christopher Chang 8723 Cambie Street, Vancouver, British Columbia, V6P 3J9 Canada	4,750,000	95%
Common Stock	William Tay 2000 Hamilton St., #520 Philadelphia, PA 19130-3883	250,000	5%
Common Stock	All Officers and Directors as a Group (1 person)	4,750,000	95%

Changes in Control

On August 21, 2002, Christopher Chang acquired four million seven hundred fifty thousand (4,750,000) common shares from Dotcom Internet Ventures Ltd. in a private transaction. As a result, Christopher Chang became the "control person" of the Registrant as that term is defined in the Securities Act of 1933, as amended. Simultaneously with this transaction, William Tay resigned as an officer and director and appointed Mr. Chang to the Board and which appointment is effective 10 days after mailing of this Information Statement. Mr. Chang was then named President, Secretary and Treasurer of the Company.

Prior to the sale, the Company had 5,000,000 shares of common stock outstanding.

DIRECTORS AND EXECUTIVE OFFICERS

Legal Proceedings

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

Directors and Executive Officers

The following table sets forth the names and ages of the incoming director and executive officer of the Company, the principal offices and positions with the Company held by each person. Such person will become a director or executive officer of the Company effective 10 days after the mailing of this Information Statement.  The executive officers of the Company are elected annually by the Board.  The directors serve one year terms until their successors are elected.  The executive officers serve terms of one year or until their death, resignation or removal by the Board. Unless described below, there are no family relationships among any of the directors and officers.

Name	Age	Position
Christopher Chang	27	President, Secretary, Treasurer and Director

Ph.D. (Economics), M.B.A.

Experiences:

Employer		Department	Position	Duration
Current	Green Great Ltd.	Administration	COO	1991~Present
Past	Chih-Jing Tradings Co. Ltd.	Overseas	COO, VP	1991~1994
	Chan-Chin Enterprise	Sales and Administration	VP Marketing	1994~1996

Achievement During Management:

2002 Taiwan Chamber of Commerce In BC– Successful Entrepreneur Award

Specialties:

System Administration

Network Management and Administration

Business Planning

Human Resources

Certain Relationships and Related Transactions

Not applicable

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under Section 16(a).

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Officers and Directors

The Company currently does not pay any cash salaries to any officers or directors.

Summary Compensation Table

The Summary Compensation Table shows certain compensation information for services rendered in all capacities for the fiscal year ended December 31, 2001.  Other than as set forth herein, no executive officer's salary and bonus exceeded $100,000 in any of the applicable years.  The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

                          SUMMARY COMPENSATION TABLE

                         Annual Paid Compensation                        Long Term Compensation

                         -------------------------                      ------------------------

                                                                    Awards                              Payouts

                                                                    --------------------------------------------

                                                           OTHER         RESTRICTED    SECURITIES              ALL

                                                           ANNUAL         STOCK        UNDERLYING     LTIP     OTHER

                               SALARY             BONUS  COMPENSATION     AWARDS        OPTIONS     PAYOUTS   COMPENSATION

                    YEAR         ($)               ($)      ($)             ($)         SARS (#)      ($)        ($)

NAME AND

PRINCIPAL

POSITION

----------------------------------------------------------------------------------------------------------------------------

William Tay          2001       -0-               -0-      -0-             -0-           -0-          -0-       -0-

(President,         (12/31)

 Treasurer,

 Secretary)

                                      OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                       (INDIVIDUAL GRANTS)

                              NUMBER OF SECURITIES      PERCENT OF TOTAL

                                 UNDERLYING            OPTIONS/SAR'S GRANTED

                               OPTIONS/SAR'S           TO EMPLOYEES IN FISCAL   EXERCISE OF BASE PRICE

NAME                             GRANTED (#)              YEAR                    ($/SH)                  EXPIRATION DATE

-------------------------------------------------------------------------------------------------------------------------

William Tay                         None                     N/A                     N/A                       N/A

                                        AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR

                                                  AND FY-END OPTION/SAR VALUES

                                                                                               Value of Unexercised In

                                                                     Number of Unexercised      The-Money Option/SARs

                         Shares Acquired                             Securities Underlying       At FY-End ($)

                              On                  Value             Options/SARs At Fy-End (#) Exercisable/Unexercisable

Name                        Exercise (#)          Realized ($)      Exercisable/Unexercisable

------------------------------------------------------------------------------------------------------------------------

William Tay                  N/A                    N/A                         None                       N/A

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  August 26, 2002

PROSPERITY PARTNERS, INC.

By: /S/ Christopher Chang

Christopher Chang

President and Secretary